

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3710

January 30, 2007

Mr. William J. Tamblyn
Chief Financial Officer
Ditech Networks, Inc.
825 East Middlefield Road
Mountain View, California 94043

> **Re: Ditech Networks, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2006**
> **Filed July 7, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended October 31, 2006**
> **File No. 0-26209**

Dear Mr. Tamblyn:

        We have reviewed your supplemental response letter dated January 16, 2007 as well as your filing and have the following comments. As noted in our comment letter dated December 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Period Ended April 30, 2006

2. Summary of Significant Accounting Policies, page 53
Impairment of Long-lived Assets, page 55

1.   We note your response to our previous comment 1. However, you did not tell us whether you test purchased amortizable intangible assets at the asset group level. Please confirm and provide us with your proposed future disclosure.

12. Income Taxes, page 73

2.   We note your response to our previous comment 3. However you did not respond to the portion of our comment which states, "also provide us with your fiscal year 2006 and latest interim period SFAS 109 analysis where you maintain no valuation allowance against your deferred tax assets." Please provide this analysis.

3.   In addition, expand your critical accounting policies to provide a detailed analysis of your deferred tax assumptions for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure. You should address factors such as how you arrived at your estimates, how accurate your estimates/assumptions have been in the past, how much the estimates/assumption have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. In this regard, we note that you place particular emphasis on your future income projections. If your future income projections were to change based on declines in revenues or increases in certain expenses, you should quantify the related impact on your net deferred tax assets.

        For additional guidance, refer the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with your proposed disclosure.

Form 10-Q for the Fiscal Quarters end September 30, 2006

Accounting for Stock-Based Compensation, page 6

4.   We note that your internal review identified non-material errors of approximately $1.0 million in stock compensation expense for certain prior periods including the fiscal years 2000-2003. Please:

- Tell us and disclose the gross amount of stock compensation expense and the related tax expense that should have been recognized for each of the fiscal years 2000-2003.
- Tell us and disclose the reason(s) for the error. You should address in detail any issues that your internal review uncovered.
- Disclose in detail how you determined the amount of the error.
- Provide us with your SAB 99 analysis and tell us how your analysis is consistent with the letter issued by the Office of Chief Accountant dated September 19, 2006 concerning the accounting for stock options in the historical financial statements of public companies.
- Tell us if and how you considered other accounting guidance including SAB 108.

        Provide us with your proposed disclosure for your next Form 10-Q for the quarterly period ended January 31, 2007 and your next Form 10-K for the fiscal year ended April 30, 2007.

5.   We also note your statement that "while no prior period financial statements were concluded to be materially impacted based upon the error…management concluded that correcting this aggregate adjustment…in a single year would have been material to…certain prior year results of operations." Please explain to us how the error can be immaterial to prior period financial statements, but material to certain prior year results of operations.

6.   Finally, we note that you identified your $1 million stock compensation expense error during the quarterly period ended October 31, 2006, thus requiring a restatement of prior years. We further note that you identified your $1.1 million California R&D tax credit error during the quarterly period ended April 30, 2006, resulting in the recognition of that error during the same period ended April 30, 2006. It is unclear to us how you determined that your $1 million stock compensation expense error was material to the respective current period thus requiring a restatement of the prior years, while your $1.1 million California R&D tax credit error was not material to its respective period resulting in no restatement of prior year financial statements. We further note that the impact of the California R&D tax credit error to your fiscal year 2006 net loss appears to be significantly material. Please advise.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director